U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated March 23, 2005

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Jasmine Court

Friars Hill Road

St. Johns, Antigua

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached as exhibits hereto are the following documents distributed to the Registrant’s shareholders in connection with the Registrant’s planned Extraordinary General Meeting on April 7, 2005: (i) Notice of Extraordinary General Meeting, (ii) Circular to Shareholders, and (iii) Form of Proxy.

Exhibit	Description of Exhibit
99.1	Notice of Extraordinary General Meeting
99.2	Circular to Shareholders
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 23, 2004

WORLD GAMING PLC

By: /s/ David James Naismith

Name: David James Naismith

Title: CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Extraordinary General Meeting
99.2	Circular to Shareholders
99.3	Form of Proxy